FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Daniel Cruz
778-840-4571
Email: info@LBIX.com

LEADING BRANDS SHAREHOLDERS APPROVE ACQUISITION OF LIQUID MEDIA GROUP

Vancouver, Canada, July 24, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or “LBIX”), is pleased to announce the results of its special meeting of shareholders which was held on July 23, 2018 (the “Meeting”) to consider matters proposed in the Company’s Information Circular dated June 8, 2018 related to the previously announced plan of arrangement (the “Arrangement”) involving the Company and Liquid Media Group Ltd. (“LMG”).

At the Meeting, LBIX shareholders approved all the Arrangement resolutions, including the issuance of LBIX common shares forming the consideration to be paid to acquire LMG.

The Arrangement is expected to close in the coming weeks, subject to remaining customary closing conditions, including the receipt of Canadian court approval.

On behalf of the board of directors

“Charles Brezer”

Charles Brezer
Director

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.